SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 11-K

                 Annual Report Pursuant to Section 15(d) of the
                         Securities Exchange Act of 1934

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

     For the fiscal year ended December 31, 1997


                                       OR


[  ] TRANSITION  REPORT  PURSUANT TO SECTION 15(d) OF THE SECURITIES  EXCHANGE
     ACT OF 1934 (NO FEE REQUIRED)

     For the transition period from __________ to __________

     Commission file number 33-94154

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                         Foamex L.P. 401(k) Savings Plan
                              1000 Columbia Avenue
                           Linwood, Pennsylvania 19061
                                  610-859-3000

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                            Foamex International Inc.
                              1000 Columbia Avenue
                           Linwood, Pennsylvania 19061
                                  610-859-3000

                               Page 1 of 18 Pages

                              REQUIRED INFORMATION

The following financial statements for the Foamex L.P. 401(k) Savings Plan are being filed herewith:

Report of Independent Accountants                                              6

Financial Statements:

Statement of Net Assets Available for Benefits with Fund Information
     as of December 31, 1997                                                   7

Statement of Net Assets Available for Benefits with Fund Information
     as of December 31, 1996                                                   8

Statement of Changes in Net Assets Available for Benefits with Fund
     Information for the year ended December 31, 1997                          9

Statement of Changes in Net Assets Available for Benefits with Fund
     Information for the year ended December 31, 1996                         10

Notes to Financial Statements                                                 11

Supplemental Schedules:

     Item 27a - Schedule of Assets Held for Investment Purposes as of
                December 31, 1997                                             16

     Item 27d - Schedule of Reportable Transactions for the year ended
                December 31, 1997                                             17

The following exhibit is being filed herewith:

Exhibit No.                            Description

      1                       Consent of Independent Accountants              18


                          Page 2 of 18 Pages

                              SIGNATURES



The Plan - Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                                FOAMEX L.P. 401(k) SAVINGS PLAN
                                                (Name of Plan)




Dated:  June 29, 1998                           By: /s/ R. Allen Baker
                                                    --------------------
                                                    R. Allen Baker
                                                    Vice President and Chief
                                                    Accounting Officer





                               Page 3 of 18 Pages

                         FOAMEX L.P. 401(k) SAVINGS PLAN

                    REPORT ON AUDITS OF FINANCIAL STATEMENTS
                 for the years ended December 31, 1997 and 1996
                           AND SUPPLEMENTAL SCHEDULES
                      for the year ended December 31, 1997





                               Page 4 of 18 Pages

                         FOAMEX L.P. 401(k) SAVINGS PLAN

                                TABLE OF CONTENTS

                                                                            Page


Report of Independent Accountants                                            6

Financial Statements:

Statement of Net Assets Available for Benefits with Fund Information
     as of December 31, 1997                                                 7

Statement of Net Assets Available for Benefits with Fund Information
     as of December 31, 1996                                                 8

Statement of Changes in Net Assets Available for Benefits with Fund
     Information for the year ended December 31, 1997                        9

Statement of Changes in Net Assets Available for Benefits with Fund
     Information for the year ended December 31, 1996                       10

Notes to Financial Statements                                               11

Supplemental Schedules:

     Item 27a - Schedule of Assets Held for Investment Purposes as of
                December 31, 1997                                           16

     Item 27d - Schedule of Reportable Transactions for the year ended
                December 31, 1997                                           17



                          Page 5 of 18 Pages

                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Plan Administrator of the
         Foamex L.P. 401(k) Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Foamex L.P. 401(k) Savings Plan (the "Plan") as of December 31, 1997 and 1996, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements and schedules are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1997 and 1996, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedules listed in the accompanying table of contents, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



COOPERS & LYBRAND L.L.P.

Philadelphia, Pennsylvania
June 26, 1998


                               Page 6 of 18 Pages

                         FOAMEX L.P. 401(k) SAVINGS PLAN

      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                             as of December 31, 1997

                                                                                    Neuberger
                                       Morely        Fidelity       Vanguard         Berman           Janus
                                       Capital        Puritan        Windsor        Guardian       Worldwide
                                        Fund           Fund           Fund            Fund            Fund
                                    ------------   ------------   ------------    ------------    ------------
Assets:
Investments, at fair value          $ 10,515,455   $  4,441,304   $ 19,764,777    $  5,196,113    $  4,732,329

Participant loans receivable                  --             --             --              --              --

Employer contributions
  receivable                              29,669         15,259         49,450          16,963          16,517

Participant contributions
  receivable                              66,468         34,241        118,127          41,204          42,835

Interfund transfers receivable
  (payable)                                   --         11,919        (27,505)        (11,919)         16,503

Other net receivable                       2,528          2,647         10,840              --           2,324
                                    ------------   ------------   ------------    ------------    ------------

Total assets                          10,614,120      4,505,370     19,915,689       5,242,361       4,810,508
                                    ------------   ------------   ------------    ------------    ------------

Liabilities:
Administrative expenses payable            2,431          2,891         14,054           3,834           3,528

Other net payable                             --             --             --          28,472              --
                                    ------------   ------------   ------------    ------------    ------------

Total liabilities                          2,431          2,891         14,054          32,306           3,528
                                    ------------   ------------   ------------    ------------    ------------

Net assets available for benefits   $ 10,611,689   $  4,502,479   $ 19,901,635    $  5,210,055    $  4,806,980
                                    ============   ============   ============    ============    ============

                                      Foamex       Vanguard
                                   International   Index 500    Participant
                                     Stock Fund      Fund          Loans          Total
                                    -----------   -----------   ------------   ------------
Assets:
Investments, at fair value          $ 3,391,430   $   557,699   $        --   $48,599,107

Participant loans receivable                 --            --     1,832,388     1,832,388

Employer contributions
  receivable                             66,260         2,711            --       196,829

Participant contributions
  receivable                             64,270         4,541            --       371,686

Interfund transfers receivable
  (payable)                                  --        11,002            --            --

Other net receivable                      8,975            --            --        27,314
                                    -----------   -----------   -----------   -----------

Total assets                          3,530,935       575,953     1,832,388    51,027,324
                                    -----------   -----------   -----------   -----------

Liabilities:
Administrative expenses payable           2,228            71            --        29,037

Other net payable                            --         6,689            --        35,161
                                    -----------   -----------   -----------   -----------

Total liabilities                         2,228         6,760            --        64,198
                                    -----------   -----------   -----------   -----------

Net assets available for benefits   $ 3,528,707   $   569,193   $ 1,832,388   $50,963,126
                                    ===========   ===========   ===========   ===========

    The accompanying notes are an integral part of the financial statements.

                               Page 7 of 18 Pages

                         FOAMEX L.P. 401(k) SAVINGS PLAN

      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                             as of December 31, 1996

                                                                                Neuberger
                                      Morely        Fidelity       Vanguard       Berman         Janus
                                      Capital        Puritan        Windsor      Guardian      Worldwide
                                       Fund           Fund           Fund          Fund           Fund
                                    -----------   -----------    -----------   -----------    -----------
Assets:
Investments, at fair value          $10,971,244   $ 3,524,736    $16,549,188   $ 4,364,302    $ 3,582,437

Participant loans receivable

Employer contributions receivable        36,290        14,703         50,000        18,185         17,902

Participant contributions
  receivable                             11,930         9,186         46,652         9,433         38,123

Interfund transfers receivable
  (payable)                              29,658       (21,942)        84,343        (1,761)        15,687

Other net receivable                     28,297            --          2,068            --             --
                                    -----------   -----------    -----------   -----------    -----------

Total assets                         11,077,419     3,526,683     16,732,251     4,390,159      3,654,149
                                    -----------   -----------    -----------   -----------    -----------

Liabilities:
Administrative expenses payable              --         5,095         24,067         6,626          5,097
                                    -----------   -----------    -----------   -----------    -----------

Total liabilities                            --         5,095         24,067         6,626          5,097
                                    -----------   -----------    -----------   -----------    -----------

Net assets available for benefits   $11,077,419   $ 3,521,588    $16,708,184   $ 4,383,533    $ 3,649,052
                                    ===========   ===========    ===========   ===========    ===========

                                      Foamex
                                   International   Participant
                                     Stock Fund        Loans        Total
                                    -----------    -----------   ----------
Assets:
Investments, at fair value          $ 3,433,238    $        --   $42,425,145

Participant loans receivable                         1,199,120     1,199,120

Employer contributions receivable        68,345             --       205,425

Participant contributions
  receivable                             20,645             --       135,969

Interfund transfers receivable
  (payable)                            (105,985)            --            --

Other net receivable                      6,477             --        36,842
                                    -----------    -----------   -----------

Total assets                          3,422,720      1,199,120    44,002,501
                                    -----------    -----------   -----------

Liabilities:
Administrative expenses payable              --             --        40,885
                                    -----------    -----------   -----------

Total liabilities                            --             --        40,885
                                    -----------    -----------   -----------

Net assets available for benefits   $ 3,422,720    $ 1,199,120   $43,961,616
                                    ===========    ===========   ===========

    The accompanying notes are an integral part of the financial statements.

                               Page 8 of 18 Pages

                         FOAMEX L.P. 401(k) SAVINGS PLAN
 STATEMENT OF NET CHANGES IN ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                      for the year ended December 31, 1997

                                                                                                           Neuberger
                                              Morely         Fidelity        Vanguard        Berman          Janus
                                             Capital          Puritan         Windsor      Guardian        Worldwide
ADDITIONS                                      Fund             Fund            Fund          Fund            Fund
                                            ------------    ------------   ------------    -----------     -----------
Additions in net assets attributed to:
Interest and dividends                      $    113,631    $    458,703   $  3,404,344    $    725,071    $         67

Net appreciation/(depreciation)
  fair value of investments                      500,178         326,041        260,375          51,838         763,618

Participant contributions                        827,608         389,064      1,390,693         512,170         543,011

Employer contributions                           132,549          58,513        199,125          72,023          73,272

Rollover contributions                            39,629          38,551        166,351          59,079         156,359
                                            ------------    ------------   ------------    ------------    ------------

  Total additions                              1,613,595       1,270,872      5,420,888       1,420,181       1,536,327
                                            ------------    ------------   ------------    ------------    ------------

DEDUCTIONS

Deductions from net assets attributed to:
Benefits paid to participants                  1,090,627         368,673      1,642,634         291,289         334,315

Administrative expenses                           68,855          25,170        102,037          33,629          25,950
                                            ------------    ------------   ------------    ------------    ------------

  Total deductions                             1,159,482         393,843      1,744,671         324,918         360,265
                                            ------------    ------------   ------------    ------------    ------------

Interfund transfers                             (919,843)        103,862       (482,766)       (268,741)        (18,134)
                                            ------------    ------------   ------------    ------------    ------------

  Net increase (decrease)                       (465,730)        980,891      3,193,451         826,522       1,157,928

Net assets available for benefits,
  beginning of year                           11,077,419       3,521,588     16,708,184       4,383,533       3,649,052
                                            ------------    ------------   ------------    ------------    ------------

Net assets available for benefits,
  end of year                               $ 10,611,689    $  4,502,479   $ 19,901,635    $  5,210,055    $  4,806,980
                                            ============    ============   ============    ============    ============

                                               Foamex        Vanguard
                                           International    Index 500      Participant
ADDITIONS                                    Stock Fund        Fund          Loans         Total
                                            ------------   -----------    -----------   -----------
Additions in net assets attributed to:
Interest and dividends                      $       479    $     3,113    $   129,774   $ 4,835,182

Net appreciation/(depreciation)
  fair value of investments                  (1,211,705)        (2,699)            --       687,646

Participant contributions                       823,798         15,476             --     4,501,820

Employer contributions                          296,415          3,890             --       835,787

Rollover contributions                           36,015         26,291             --       522,275
                                            -----------    -----------    -----------   -----------

  Total additions                               (54,998)        46,071        129,774    11,382,710
                                            -----------    -----------    -----------   -----------

DEDUCTIONS

Deductions from net assets attributed to:
Benefits paid to participants                   268,753             48        115,753     4,112,092

Administrative expenses                          13,246            221             --       269,108
                                            -----------    -----------    -----------   -----------

  Total deductions                              281,999            269        115,753     4,381,200
                                            -----------    -----------    -----------   -----------

Interfund transfers                             442,984        523,391        619,247            --
                                            -----------    -----------    -----------   -----------

  Net increase (decrease)                       105,987        569,193        633,268     7,001,510

Net assets available for benefits,
  beginning of year                           3,422,720             --      1,199,120    43,961,616
                                            -----------    -----------    -----------   -----------

Net assets available for benefits,
  end of year                               $ 3,528,707    $   569,193    $ 1,832,388   $50,963,126
                                            ===========    ===========    ===========   ===========

    The accompanying notes are an integral part of the financial statements.

                               Page 9 of 18 Pages

                         FOAMEX L.P. 401(k) SAVINGS PLAN
 STATEMENT OF NET CHANGES IN ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                      for the year ended December 31, 1996

                                                                             Neuberger
                                               Morely          Fidelity      Vanguard         Berman          Janus
                                               Capital         Puritan        Windsor        Guardian       Worldwide
ADDITIONS                                       Fund            Fund           Fund            Fund            Fund
                                            ------------    ------------   ------------    ------------    ------------
Additions in net assets attributed to:
Interest and dividends                      $         --    $    397,337   $  1,581,489    $    244,294    $      6,844

Net appreciation/(depreciation) in
  fair value of investments                      667,706          35,582      1,832,991         380,961         508,790

Participant contributions                        986,110         391,922      1,343,748         542,483         402,821

Employer contributions                           157,264          58,907        198,852          73,204          70,842

Rollover contributions                            10,274          94,299        241,756          13,477          46,713
                                            ------------    ------------   ------------    ------------    ------------

  Total additions                              1,821,354         978,047      5,198,836       1,254,419       1,036,010
                                            ------------    ------------   ------------    ------------    ------------

DEDUCTIONS

Deductions from net assets attributed to:
Benefits paid to participants                  1,599,572         259,358      1,067,750         291,696         145,405

Administrative expenses                           34,361          18,739         83,183          23,186          18,739
                                            ------------    ------------   ------------    ------------    ------------

  Total deductions                             1,633,933         278,097      1,150,933         314,882         164,144
                                            ------------    ------------   ------------    ------------    ------------

Interfund transfers                           (1,091,471)         87,807       (422,732)       (101,838)      1,177,864
                                            ------------    ------------   ------------    ------------    ------------

  Net increase (decrease)                       (904,050)        787,757      3,625,171         837,699       2,049,730

Net assets available for benefits,
   beginning of year                          11,981,469       2,733,831     13,083,013       3,545,834       1,599,322
                                            ------------    ------------   ------------    ------------    ------------

Net assets available for benefits,
   end of year                              $ 11,077,419    $  3,521,588   $ 16,708,184    $  4,383,533    $  3,649,052
                                            ============    ============   ============    ============    ============

                                              Foamex
                                          International    Participant
ADDITIONS                                   Stock Fund        Loans         Total
                                           ------------   ------------   -----------
Additions in net assets attributed to:
Interest and dividends                      $        --    $    95,860   $ 2,325,824

Net appreciation/(depreciation) in
  fair value of investments                   1,560,456             --     4,986,486

Participant contributions                       679,449             --     4,346,533

Employer contributions                          261,330             --       820,399

Rollover contributions                           33,551             --       440,070
                                            -----------    -----------   -----------

  Total additions                             2,534,786         95,860    12,919,312
                                            -----------    -----------   -----------

DEDUCTIONS

Deductions from net assets attributed to:
Benefits paid to participants                   120,524         90,956     3,575,261

Administrative expenses                              --             --       178,208
                                            -----------    -----------   -----------

  Total deductions                              120,524         90,956     3,753,469
                                            -----------    -----------   -----------

Interfund transfers                            (121,550)       471,920            --
                                            -----------    -----------   -----------

  Net increase (decrease)                     2,292,712        476,824     9,165,843

Net assets available for benefits,
   beginning of year                          1,130,008        722,296    34,795,773
                                            -----------    -----------   -----------

Net assets available for benefits,
   end of year                              $ 3,422,720    $ 1,199,120   $43,961,616
                                            ===========    ===========   ===========

    The accompanying notes are an integral part of the financial statements.

                              Page 10 of 18 Pages

                          FOAMEX L.P. AND SUBSIDIARIES
                          NOTES TO FINANCIAL STATEMENTS


1.   DESCRIPTION OF THE PLAN

     The following description of the Foamex L.P. 401(k) Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

     The Plan is a defined contribution plan and is available to eligible employees of Foamex L.P., General Felt Industries, Inc. ("GFI"), Foamex Fibers, Inc., and Foamex International Inc. (collectively the "Employer"). Eligible employees may enter the Plan on the first of any month following thirty days from their date of hire. The Plan sponsor is Foamex L.P., which is an indirect majority-owned subsidiary of Foamex International Inc. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

     Participants may contribute from 0% to 20% of their compensation, as defined, in the Plan subject to limitations of the Internal Revenue Code. Participants may also contribute amounts representing distributions from other qualified plans. The Employer makes a quarterly matching contribution equal to 25% of each participant's quarterly contributions to the Plan. The Employer, at its discretion, may make an additional matching contribution not to exceed 25% of each participant's contribution to the Plan. The Employer will also make an additional quarterly contribution (the "Additional Contribution") equal to 25% of each participant's quarterly contributions which are invested in Foamex International Inc. common stock (the "Foamex International Stock Fund"). The Additional Contribution is non-participant directed and will remain in the Foamex International Stock Fund until the participant withdraws from the Plan. Total non-participant directed assets were approximately $361,863 and $213,655 at December 31, 1997 and 1996, respectively. All Employer contributions are applicable to the first 4% of compensation contributed by the participants and are available to participants employed by the Employer on the last day of the quarter.

     Non-union participants are vested immediately in their contributions and the Employer matching contributions plus actual earnings thereon. Participants who are members of collective bargaining unions are vested immediately in their contributions and are vested in the Employer matching contributions after five years of service. Forfeitures are used to reduce future Employer matching contributions. Forfeitures amounted to approximately $0 and $724 during 1997 and 1996, respectively.

     Upon termination of employment, a participant (or their beneficiary) will receive a lump-sum amount equal to the value of their account, if the value of their account is less than $3,500. An election to defer the distribution until a later date (but no later than age 70 1/2) can be made for those participants whose account balance exceeds $3,500. Participants who were members of the former GFI defined contribution plan may elect to receive their distributions in equal monthly installments over a period of time not to exceed the life expectancy of the participant or their beneficiary.

     Under certain circumstances, participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loan transactions are treated as a transfer to(from) the investment fund to(from) the loan fund. The loans mature from one to five years or up to 15 years if used for the purchase of a primary residence. The loans are collateralized by the balance in the participant's account and bear interest at an annual rate of prime, as defined, plus 1% as determined quarterly.

     Although it has not expressed any intention to do so, the Employer has the right under the Plan to terminate the Plan subject to the provisions set forth in ERISA. If the Plan is terminated, the plan assets shall be distributed to the participants in the full amount standing to their credit on the date of such termination, less the administrative expenses as though each participant had terminated employment.

     A separate account is maintained for each participant. Investment income of each fund is allocated to a participant's account based on the ratio of the participant's balance of the fund to all participating accounts of the fund. Plan investments, directed by the participants, are maintained in the six funds and participant loans described below:

                               Page 11 of 18 Pages

                          FOAMEX L.P. AND SUBSIDIARIES
                          NOTES TO FINANCIAL STATEMENTS

1.   DESCRIPTION OF THE PLAN (continued)

     MORLEY CAPITAL FUND - A fund designed to provide consistent and relatively predictable rates of return over time while preserving capital and minimizing risk. Investments in this fund include investment contracts issued by insurance companies and other financial institutions.

     FIDELITY  PURITAN  FUND  -  A  fund  that  seeks  income   consistent  with
preservation of capital. The fund invests in a diversified array of high yielding securities such as common stocks, preferred stocks, and bonds and may also purchase foreign securities, zero-coupon bonds and indexed securities. The relative holdings vary in response to changing market conditions.

     VANGUARD WINDSOR FUND - A fund that seeks long-term growth of capital and income; current income is secondary. The fund invests primarily in equity securities selected on the basis of fundamental value.

     NEUBERGER & BERMAN GUARDIAN FUND - A fund that seeks capital appreciation as its primary objective; current income is secondary. The fund invests mostly in common stocks of well-established companies using a value oriented approach. The fund may also invest in foreign securities and American Depository Receipts.

     JANUS WORLDWIDE FUND - A fund that seeks long-term growth of capital consistent with the preservation of capital. The fund invests nearly all of its assets in the common stocks of foreign and domestic issuers. The fund usually invests in about five countries, although it is permitted to invest in fewer than five and may engage in futures and options strategies.

     FOAMEX INTERNATIONAL STOCK FUND - A non-diversified stock fund that invests solely in Foamex International Inc. common stock. All such shares are purchased on the open market. In addition, the fund invests approximately 2% of its balance in money market instruments that allows the fund to handle exchanges, withdrawals, loans and disbursements.

     VANGUARD INDEX 500 FUND - A fund that seeks long-term growth of capital and income from dividends. The fund invests mostly in common stocks of well established companies using an indexed approach.

     PARTICIPANT LOANS - Consists of loans to participants.

     The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF PRESENTATION - The accompanying financial statements of the Plan are presented on the accrual basis of accounting.

     INVESTMENT VALUATION AND INCOME RECOGNITION - At December 31, 1997, the Plan maintained a contract with The Wilmington Trust Company which provided for investment of contributions, at the participants' direction, in various separate investment mutual funds and the Foamex International Stock Fund. Participant loans are valued at cost, which approximates fair value. The Plan's remaining investments are stated at fair value as determined by published market quotes as of the date of valuation.

     Purchase and sales securities are recorded on the trade date. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

                              Page 12 of 18 Pages

                          FOAMEX L.P. AND SUBSIDIARIES
                          NOTES TO FINANCIAL STATEMENTS

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

     ADMINISTRATIVE EXPENSES - Administrative expenses for 1997 and 1996 were paid by the Plan.

     NET APPRECIATION (DEPRECIATION) IN FAIR VALUE OF INVESTMENTS - Net appreciation (depreciation) in fair value of investments consists of realized gains and losses and the net unrealized appreciation (depreciation) of the Plan's investments.

     PAYMENT OF BENEFITS - Benefit payments are recorded when paid.

3.   PLAN AMENDMENTS

     During 1997, the Plan was amended to (i) change the interest rate on participant loans made on or after October 1, 1997 from prime rate, as defined, plus 2% to prime rate, as defined, plus 1%, and (ii) increase the maximum participant contribution percentage from 15% of their compensation to 20% of their compensation, subject to limitations of the Internal Revenue Code.

     During 1996, the Plan was amended to change: (i) the Employer contributions and the Additional Contribution to quarterly contributions from annual contributions, (ii) the vesting date for the Employer contribution and the Additional contribution to participants employed on the last day of each quarter from participants employed on the last day of the year and (iii) the entry dates for eligible employees to the first of the month following thirty days from their date of hire from the first day of a quarter following their date of hire. In addition, the Plan was also amended to have administrative expenses paid by the Plan. The Employer paid all administrative expenses prior to 1996.

4.   INVESTMENTS

     The Plan's investments at December 31, 1997 and 1996 are as follows:

                                                 1997                 1996
                                            -----------          -----------
     Morely Capital Fund                    $10,515,455  (1)     $10,971,244 (1)
     Fidelity Puritan Fund                    4,441,304  (1)       3,524,736 (1)
     Vanguard/Windsor Fund                   19,764,777  (1)      16,549,188 (1)
     Neuberger Berman Guardian Fund           5,196,113  (1)       4,364,302 (1)
     Janus Worldwide Fund                     4,732,329  (1)       3,582,437 (1)
     Foamex International Stock Fund*         3,391,430  (1)       3,433,238 (1)
     Vanguard Index 500 Fund                    557,699                    -
     Participants Loans                       1,832,388            1,199,120
                                            -----------          -----------

        Total                               $50,431,495          $43,624,265
                                            ===========          ===========

     *    Party-in-interest investment.

     (1) Represents amounts in excess of 5% of net assets available for benefits.

                              Page 13 of 18 Pages

                          FOAMEX L.P. AND SUBSIDIARIES
                          NOTES TO FINANCIAL STATEMENTS

5.   RECONCILIATION OF FINANCIAL STATEMENT TO FORM 5500

     The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                              1997             1996
                                                         ------------     ------------
Net assets available for benefits per
the financial statements                                 $ 50,963,126     $ 43,961,616

Less:  Amounts allocated to withdrawing participants               --         (288,502)
                                                         ------------     ------------

Net assets available for benefits per the Form 5500      $ 50,963,126     $ 43,673,114
                                                         ============     ============

     The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                                                           1997             1996
                                                                       -----------      -----------
Benefits paid to participants per the financial statements             $ 4,112,092      $ 3,575,261

Add:  Amounts allocated to withdrawing participants - current year              --          288,502

Less:  Amounts allocated to withdrawing participants - prior year         (288,502)        (726,133)
                                                                       -----------      -----------

Benefits paid to participants per the Form 5500                        $ 3,823,590      $ 3,137,630
                                                                       ===========      ===========

6.   INCOME TAX STATUS

     On April 23, 1996, the Internal Revenue Service issued a determination letter that the Plan meets the requirements of Section 401 of the Internal Revenue Code (the "Code") and is exempt from federal income taxes under Section 501(a) of the Code. The Plan has been amended (see Note 3) since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the Code.

7.   SUBSEQUENT EVENT

     On March 16, 1998, Foamex International Inc. ("Foamex International") received a proposal from Trace International Holdings, Inc.("Trace Holdings") to acquire all outstanding shares of common stock of Foamex International not currently owned by Trace Holdings and its subsidiaries for a cash price of $17 per share. On June 25, 1998, Trace Holdings increased the cash price to $18.75 per share. There can be no assurance as to whether such a transaction will be consummated, or if consummated the terms of such a transaction and its effect on Foamex L.P.

                              Page 14 of 18 Pages

                             SUPPLEMENTAL SCHEDULES







                              Page 15 of 18 Pages

                                                                        ITEM 27a


                         FOAMEX L.P. 401(k) SAVINGS PLAN

                 SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                             as of December 31, 1997

Party-in                                                                                             Fair
Interest   Description of Investment                                               Cost              Value
--------   -------------------------                                           -----------       -----------
  N/A      Morely Capital Fund                                                 $10,465,614       $10,515,455

  N/A      Fidelity Puritan Fund                                                 4,415,923         4,441,304

  N/A      Vanguard Windsor Fund                                                21,889,486        19,764,777

  N/A      Neuberger Berman Guardian Fund                                        5,821,603         5,196,113

  N/A      Janus Worldwide Fund                                                  4,972,482         4,732,329

   *       Foamex International Stock Fund                                       3,955,819         3,391,430

  N/A      Vanguard Index 500 Fund                                                 557,822           557,699

  N/A      Participant loans, maturing through 2012 at an annual
             interest rate of prime plus 2% or prime plus 1%                     1,832,388         1,832,388
                                                                              ------------      ------------

       Total investments                                                       $53,911,137       $50,431,495
                                                                               ===========       ===========

*    Party-in interest investment

                              Page 16 of 18 Pages

                                                                        ITEM 27d


                         FOAMEX L.P. 401(k) SAVINGS PLAN

                       SCHEDULE OF REPORTABLE TRANSACTIONS
                      for the year ended December 31, 1997

                                                                                   Fair Value
                                                                                  of Assets on      Realized
                                        Purchase      Selling        Cost of      Transaction        Gain or
   Description of Transaction            Price         Price          Asset           Date           (Loss)
   --------------------------           --------      -------        -------      ------------      --------
Purchase of Vanguard Windsor Fund     $5,635,913            N/A            N/A     $5,635,913            N/A

Purchase of EB Short-Term Money
   Market Fund                         4,197,612            N/A            N/A      4,197,612            N/A

Sales of Morely Capital Fund                 N/A     $2,844,070     $2,555,530      2,844,070     $  288,540

Sales of Vanguard Windsor Fund               N/A      2,852,375      2,298,185      2,852,375        554,191

Sales of EB Short-Term Money
   Market Fund                               N/A      4,197,612      4,197,612      4,197,612             --




Note:This schedule presents series of transactions involving securities of the same issue where the aggregate amount exceeds 5% of the beginning Plan value.


                              Page 17 of 18 Pages